As filed with the Securities and Exchange Commission on October 23, 2006
Registration No. 333-[______]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

Nevada	PaperFree Medical Systems, Inc.	98-0375957
(State or Other Jurisdiction of Incorporation or Organization)	(Name of Small Business in Its Charter)	(I.R.S. Employer Identification No.)

121 West Sycamore St. Kokomo, Indiana 46901 (765) 456-1089	7389	Stephen Hawksworth 121 West Sycamore St. Kokomo, Indiana 46901 (765) 456-1089
(Address and Telephone Number of Principal Executive Offices and Principal Place of Business)	(Primary Standard Industrial Classification Code Number)	(Name, Address and Telephone Number of Agent For Service)

Copies to:

Robert L. Sonfield, Jr., Esq.
Sonfield & Sonfield
770 South Post Oak Lane Suite 435
Houston, Texas 77056
Telephone: (713)877-8333
Telecopier: (713)877-1547

Approximate Date of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee
common stock, par value $0.001 per share (3)	19,253,000 shares	$0.01	$192,530	$20.60

Common stock, par value $0.001 per share (4)	175,000 shares	$0.01	$1,750	$0.19
TOTAL	19,428,000 shares		$194,280	$20.79

(1) Includes shares of our common stock, $.001 par value per share, which may be offered pursuant to this registration statement, which shares are issuable upon conversion of callable secured convertible notes and the exercise of warrants held by the selling stockholders. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate amount of shares issuable upon conversion of the callable secured convertible notes and exercise of the warrants; as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416. The number of shares of common stock registered hereunder represents a good faith estimate by us of the number of shares of common stock issuable upon conversion of the callable secured convertible notes and upon exercise of the warrants.

For purposes of estimating, the number of shares of common stock to be included in this registration statement, we calculated a good faith estimate of the number of shares of common stock that we believe will be issuable upon exercise of the callable secured convertible notes and upon exercise of the warrants to account for market fluctuation, and anti-dilution and price protection adjustments, respectively. Should the conversion ratio result in our having insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, as amended, using the last reported sale price on the Pink Sheets on October ___, 2006, which was $.012 per share.

(3) Includes a good faith estimate of shares underlying callable secured convertible notes to account for market fluctuations.

(4) Includes 175,000 commons shares issued in connection with the acquisition of Doctors Billing Corporation

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHODLERS NAMED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND THE SELLING STOCKHODLERS ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS
Subject to Completion, Dated October 23, 2006

PAPERFREE MEDICAL SOLUTIONS, INC.

Up to 19,428,000 Shares of Common stock

This prospectus relates to the resale by the selling stockholders of up to 19,428,000 shares of our common stock, including up to 19,253,000 shares of common stock underlying callable secured convertible notes in a principal amount of $1,500,000, and 175,000 shares issuable to selling shareholders related to the acquisition of Doctors Billing Corporation. The callable secured convertible notes are convertible into our common stock at the lower of $.05 or 55% of the average of the lowest intra day trading prices on the Pink Sheets during the 20 trading days immediately prior to conversion.

The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of common stock which they are offering. We will pay the expenses of registering these shares.

We will not receive any proceeds from the sale of the shares of common stock hereunder.

The Selling Stockholders identified in this prospectus, or their pledges, assignees and successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

The Selling Stockholders will sell their shares of common stock in accordance with the terms described in the section of this prospectus titled "Plan of Distribution."

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, and our common stock is quoted on the Pink Sheets under the symbol "PFMS." On October 20, 2006, the closing bid and asked price respectively of our common stock as reported on the Bulletin Board was $0.011 and $0.012. These stock prices may not reflect actual transactions.

Investing in our common stock involves substantial risks that are described in the "Risk Factors" section beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 23, 2006.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
OUR COMPANY	1
RISK FACTORS	5
FORWARD-LOOKING STATEMENTS	11
USE OF PROCEEDS	12
DILUTION	12
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	14
BUSINESS	20
PRINCIPAL STOCKHOLDERS	34
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	35
DESCRIPTION OF SECURITIES	36
SHARES ELIGIBLE FOR FUTURE SALE	37
SELLING STOCKHOLDERS	38
PLAN OF DISTRIBUTION	40
LEGAL MATTERS	42
EXPERTS	42
INTERESTS OF NAMED EXPERTS AND COUNSEL	42
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT ON ACCOUNTING AND FINANCIAL DISCLOSURE	42
AVAILABLE INFORMATION	43
INDEX TO FINANCIAL STATEMENTS	F-1

We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this prospectus in its entirety, including the information under “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus.

Our Company

We are in the business of providing Medical Practitioners with professional and technical services, software and associated hardware solutions, which meet or exceed security levels specified by the Health Insurance Portability and Accountability Act of 1996. We generate revenue from the provision of these services to Medical Practioners, physician offices, clinics, and hospitals. Inside the medical practitioner marketplace, we focus primarily upon sole practitioners, doctors and other health providers operating in clinics of up to ten providers.

Our principal executive offices and our headquarters is located at 121 West Sycamore St. Kokomo, Indiana 46901 and our telephone number at that address is (765) 456-1089. We have a corporate internet website at http://www.mdpaperfree.com. The information on the website is not a part of this prospectus.

The Industry

The Healthcare Industry is composed of three entities - Payer, Provider, and Facilities - that deliver, codify, charge, and pay for services rendered to Patients. Due to steeply rising costs and ever-increasing complexity between healthcare delivery and payment organizations, segmentation is occurring within the Provider and Facility communities based on ability to maintain technology, business services, and personnel that can rapidly adapt to the complexity while managing their costs. Serving this industry are a number of vendor segments ranging from software vendors to outsource services providers. The ranges of solutions to the cost/complexity issues faced by healthcare delivery organizations require these organizations to be relatively sophisticated in buy vs. build vs. outsource analysis.

For large provider networks, large facilities, and regional facility networks this analysis is supported by substantial expertise residing in business process and information technology departments. For mid-sized organizations, this challenge presents a diversion of cash from healthcare delivery operations and operations’ improvement to business process and business information technology investment. For the mid-sized to small provider network and facility, the choice of investment in healthcare delivery vs. business process compliance and improvement is proving to be very difficult with very few choices. In order to be compliant with Payer requirements; i.e. in order to get paid for services, these organizations must invest in technologies ranging from Electronic Medical Records to advanced analytics (outcome-based payments). Commensurately, these organizations must invest in non-medical personnel to implement, maintain, and train on these solutions; which adds overhead to their operations that is not compensated by the Payers. This “Hobson’s Choice” is driving small to mid-sized medical providers and facilities from the market; thus lowering the consumer choices available, raising consumer costs (transportation, time spent, etc.), and contributing to the overall rise in healthcare costs in the country.

Benefits of Our Solution

Our solution to this industry-wide issue is to deliver the business processes and supporting information technology to the small to mid-sized provider practice as a coherent service offering. The provider practice may take all or part of our solution which is composed of: a) Electronic Medical Record, Electronic Practice Management, Digital Productivity Solutions, and Integrated Voice and Data Office Systems; b) Provider Practice Management services that optimize productivity while minimizing non-medical costs; and, c) Specific outsource services that support targeted areas of a providers’ cash flow, technology, certification, qualification, and customer relationship management.

Our Strategy

Our Market penetration strategy is to focus on those medical provider practices with 10 providers or less; and on medical provider practices that physically reside outside the 57 major metropolitan areas. The constraint to our strategy is that the providers’ facility must have access to U.S. defined broadband connectivity; e.g. optimized dial-up data speeds. Our Market, initially, is focused on the nine Central Mid-West States; where the issue of departing medical providers due to cost of implementation and rising complexity of compliance is most pressing.

Our Sales strategy is to assume complete responsibility for the office systems and supporting enabling technology on the basis of a monthly service fee under a long-term contract. Consistent with various Federal and State regulations governing the delivery, codification, charging, and reporting of delivered medical care, we will sell and deliver our services with the sales message of “moving your practice from paper to profit”.

About Us

PaperFree Medical Solutions, Inc. in the business of providing Medical Practitioners with professional and technical services, software and associated hardware solutions, which meet or exceed security levels specified by the Health Insurance Portability and Accountability Act of 1996. Inside the medical practitioner marketplace, we focus primarily upon sole practitioners, doctors and other health providers operating in clinics of up to ten providers.

PaperFree Medical Solutions, Inc. is a public company incorporated in the State of Nevada with a trading symbol of PFMS. PaperFree Medical Solutions, Inc. has three wholly-owned subsidiaries that are the operating companies - Doctor’s Billing Corporation, KMS Computer Services, Inc., and LEAPprn Systems, Inc. Our principal executive offices and our headquarters are located at 121 West Sycamore St. Kokomo, Indiana 46901 and our telephone number at that address is (765) 456-1089.

Going Concern

As shown in the accompanying financial statements, we incurred recurring net losses of $3,242,071 and $57,434,858 in fiscal 2006 and 2005, respectively, had an accumulated deficit of $60,814,759 and a working capital deficit of February 28, 2006. Also, our continued operations and the recoverability of the carrying value of assets is dependent upon our ability to obtain necessary financing to fund future operations and ultimately to attain profitable operations.

These conditions raise substantial doubt as to our ability to continue as a going concern. Our plans include obtaining additional capital through debt or equity financing. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Risk Factors

Our financial condition, business, operation and prospects involve a high degree of risk. You should carefully read and consider the risks and uncertainties described below as well as the other information in this report before deciding to invest in our Company. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means that our stockholders could lose all or a part of their investment. For a more detailed discussion of some of the risks associated with our Company, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page ___ of this prospectus.

Callable Secured Convertible Notes and Warrants

To obtain funding for our ongoing operations, we entered into a securities purchase agreement with four accredited investors on November ___, 2005 for the sale of (i) $1,500,000 in callable secured convertible notes and (ii) warrants to purchase 30,000,000 shares of our common stock. The sale of two of the three tranchs of callable secured convertible notes has occurred and the investors provided us with an aggregate of $1,000,000 as follows:

•	$800,000 was disbursed on November 30 2005;

•	$200,000 was disbursed on September 29, 2006; and

•
$500,000 will be disbursed on the effective date of the registration statement of which this prospectus is a part that covers the shares of common stock underlying the callable secured convertible notes.

Under the terms of the securities purchase agreement, we agreed not, without the prior written consent of a majority-in- interest of the investors, to negotiate or contract with any party to obtain additional equity financing (including debt financing with an equity component) that involves (i) the issuance of common stock at a discount to the market price of the common stock on the date of issuance (taking into account the value of any warrants or options to acquire common stock in connection therewith), (ii) the issuance of convertible securities that are convertible into an indeterminate number of shares of common stock, or (iii) the issuance of warrants during the lock-up period beginning November 30, 2005 and ending on the later of (A) 270 days from November 30, 2005, and (B) 180 days from the date the registration statement of which this prospectus is a part is declared effective.

The $1,500,000 in callable secured convertible notes bear interest at 8% per annum from the date of issuance. Interest is computed on the basis of a 365-day year and is payable quarterly in cash. The interest rate resets to zero percent for any month in which the stock price is greater than $0.05 for each trading day during that month. Any amount of principal or interest on the callable secured convertible notes that is not paid when due will bear interest at the rate of 15% per annum from the date due thereof until such amount is paid. The callable secured convertible notes mature in three years from the date of issuance, and are convertible into our common stock at the selling stockholders' option, at the lower of (i) $.05 or (ii) 55% of the average of the three lowest intraday trading prices for the common stock on the Pink Sheets for the 20 trading days before but not including the conversion date. Accordingly, there is no limit on the number of shares into which the notes may be converted.

The $1,500,000 in callable secured convertible notes is secured by our assets, including our inventory, accounts receivable and intellectual property. Moreover, we have a call option under the terms of the notes. The call option provides us with the right to prepay all of the outstanding callable secured convertible notes at any time, provided there is no event of default by us and our stock is trading at or below $.08 per share. An event of default includes the failure by us to pay the principal or interest on the callable secured convertible notes when due or to timely file a registration statement as required by us or obtain effectiveness with the Securities and Exchange Commission of the registration statement. Prepayment of the callable secured convertible notes is to be made in cash equal to either (i) 125% of the outstanding principal and accrued interest for prepayments occurring within 30 days following the issue date of the notes; (ii) 130% of the outstanding principal and accrued interest for prepayments occurring between 31 and 60 days following the issue date of the notes; and (iii) 145% of the outstanding principal and accrued interest for prepayments occurring after the 60th day following the issue date of the notes.

The warrants are exercisable until five years from the date of issuance at a purchase price of $.10 per share. The investors may exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement. In the event the investors exercise the warrants on a cashless basis, we will not receive any proceeds therefrom. In addition, the exercise price of the warrants will be adjusted in the event we issue common stock at a price below market, with the exception of any securities issued as of the date of the warrants or issued in connection with the callable secured convertible notes issued pursuant to the securities purchase agreement.

As of the date of this prospectus, none of the callable secured convertible notes have been converted into shares of our common stock pursuant to conversion notices from investors.

About this Offering

This offering relates to the resale of up to 19,428,000 shares of common stock, of which 19,253,000 shares are issuable upon the conversion of the callable secured convertible notes, and 175,000 relate to the acquisition of Doctors Billing Corporation. All of the 19,428,000 shares, when sold, will be sold by these selling stockholders.

common stock offered by the selling stockholders
Up to 19,428,000shares, based on current market prices and assuming full conversion of the callable secured convertible notes. This number includes 19,243,000 shares of common stock underlying callable secured convertible notes in the principal amount of $1,500,000 (representing a good faith estimate of the shares underlying the callable secured convertible notes to account for market fluctuations, dilution and price protection adjustments

common stock Outstanding at August 31, 2006	69,385,367 shares

Use of Proceeds of the Offering
We will not receive any proceeds from the sale of the common stock hereunder. We will receive the sale price of any common stock we sell to the selling stockholders upon exercise of warrants. We expect to use the proceeds received from the exercise of warrants, if any, for general working capital purposes. However, the selling stockholders are entitled to exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement. In the event that the selling stockholders exercise the warrants on a cashless basis, we will not receive any proceeds. In addition, we received gross proceeds of $1,000,000 from the sale of the callable secured convertible notes on November 30, 2005 and on September 29, 2006,and the investors are obligated to provide us with an additional $500,000 to be received within five days of a registration statement being declared effective by the Securities and Exchange Commission that registers the shares of common stock underlying the callable secured convertible notes and the warrants. The proceeds from the sale of the callable secured convertible notes will be used for marketing and sales, increasing the number of our direct sales representatives, and working capital.

Risk Factors	This offering involves a high degree of risk.

Pink Sheet Ticker Symbol	PFMS

Selected Financial Information

The selected financial information presented below is derived from and should be read in conjunction with our financial statements, including notes thereto, appearing elsewhere in this prospectus. See “Financial Statements.”

Summary Operating Information
	For the Six months ended		For the years ended
	August 31, 2006 (Unaudited)	August 31, 2005 (Unaudited)	February 28, 2006	February 28, 2005
Revenues	$ 369,031	$ 573,493	$979,381	$ -
Total operating expenses	$865,963	$663,160		$ -
Net loss from continuing operations	$(496,932)	$(751,501)	$(3,561,441)	$(57,417,891)
Net Loss	$(720,768)	$ (791,056)	$ (3,242,071)	$(57,434,858)
Net loss per common share, basic and diluted	$(0.01)	$(0.02)	$ (0.06)	$ (2.56)
Weighted average number of shares outstanding basic and diluted	68,867,731	50,740,283	52,872,258	22,391,892

Summary Balance Sheet Data

	August 31, 2006 (Unaudited)	February 28, 2006
Total current assets	$319,792	$373,258
Total assets	$2,047,736	$ 2,060,015
Total current liabilities	$1,345,854	$885,058
Total stockholders’ equity	$308,621	$1,003,690

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Specific to our Company

Unsuccessful Operating History

We have a limited operating history upon which an evaluation of our future prospects can be made. Our prior business history has been limited to the provision of Billing Services as well as the sale of computerized Practice Management and Electronic Medical Record solutions to Medical Practioners. We are not yet profitable.

There is no guarantee that we will be able to raise the financing necessary to develop any future business plan we may adopt.

If we do not obtain additional financing, we will not be able to acquire any assets

As of August 31, 2006, we had cash on hand in the amount of $ 181,368. We will likely have to raise funds to acquire new assets and finance operation or acquire new assets and to finance operations. If we are not able to raise the funds necessary to fund our business objectives, we may have to delay the implementation of any future business plan.

While we have arrangements for financing, we can provide no assurance that we will be able to obtain the required financing when needed. Obtaining additional financing will be subject to a number of factors, including:

* Market conditions;
* Investor acceptance of potential business assets; and
* Investor sentiment.

These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are not successful in achieving financing our operation or acquire business assets, our development will be delayed.

If we are unable to generate significant revenues from operations, we will not be able to achieve profitability or continue operations.

If We Are Unable To Generate Significant Revenues From Our Operations, Our Business Will Fail.

The rate at which the notes may be converted may result in the note holders acquiring a substantially greater number of shares than currently anticipated, resulting in further dilution to purchasers of common stock.

Because the notes are convertible at a floating rate based on a substantial discount, equal to the average of the lowest three inter-day trading prices during the twenty trading days immediately prior to the date the conversion notice is sent, discounted by forty-five percent, the lower the stock price at the time the holder converts, the more common shares the holder will receive. Furthermore, there is no limit on how low the conversion price can be, which means that there is no limit on the number of shares that we may be obligated to issue. This will result in further dilution to the purchasers of our common stock. To the extent the selling stockholders convert and then sell their common stock upon conversion of the notes, the common stock price may decrease due to the additional shares in the market, allowing the selling stockholders to convert their convertible notes into even greater amounts of common stock, the sales of which would further depress the stock price.

Although the selling stockholders may not receive shares of common stock totaling more than 4.99% of the then-outstanding shares of common stock at one time, they may effectively receive a greater number by selling a portion of their holdings and subsequently receive more shares, resulting further dilution to purchasers of our common stock.

The conversion of the notes may result in substantial dilution to the interests of other holders of common stock, since the investors may ultimately convert and sell the full amount issuable on conversion under the notes. Even though the selling stockholders may not receive more than 4.99% of the then-outstanding common stock at one time, this restriction does not prevent them from selling some of their holdings and then receiving additional shares. In this way, the selling stockholders could sell more than these limits while never holding more than the limits. If this occurs, the holdings of purchasers of our common stock would be further diluted.

Each holder of these notes has agreed not to own more than 4.99% of our common stock at any one time; however, the number of shares into which the convertible notes can convert could prove to be significantly greater in the event of a decrease in the trading price of our common stock. The following table presents the number of shares of our common stock that we would be required to issue as of October 20, 2006 and the number of shares we would be required to issue if our common stock declined by 50% or 75%:

If the price of our common stock declines as the selling stockholders convert and sell their shares into the market, the selling stockholders or others may be encouraged to engage in short selling our stock, further depressing the price of our common stock.

The significant downward pressure on the price of the common stock as the selling stockholders convert and sell material amounts of common stock could encourage short sales by the selling stockholders or others. Short selling is the selling of a security that the seller does not own, or any sale that is completed by the delivery of a security borrowed by the seller. Short sellers assume that they will be able to buy the stock at a lower amount than the price at which they sold it short. Significant short selling of a company’s stock creates an incentive for market participants to reduce the value of that company’s common stock. If a significant market for short selling our common stock develops, the market price of our common stock could be further and significantly depressed.

A default by us under our 8% notes would enable the holders of our 8% notes to take control of substantially all of our assets.

Our 8% notes are secured by a security agreement under which we pledged substantially all of our assets, including our goods, fixtures, equipment, inventory, contract rights and receivables. A default by us under the 8% notes would enable the holders to take control of substantially all of our assets. The holders of our 8% notes have no operating experience in the industry that could force us to substantially curtail or cease our operations.

Our failure to comply with the terms of the convertible notes could lead to an assessment of liquidated damages by the holders of the convertible notes and warrants.

Under the registration rights agreement, if the registration statement relating to the securities offered by this prospectus is not declared effective by the Securities and Exchange Commission on or before February 28, 2006 or the investors cannot make sales under the registration statement for any period of time after the registration statement is declared effective, we are obligated to pay a registration default fee to the 8% note holders equal to the principal of the note outstanding multiplied by .02 multiplied by the sum of the number of additional months required for the registration statement to become effective (or on a pro rata basis). For example, if the registration statement becomes effective one (1) month after February 28, 2006, we would pay $5,000 for each $250,000 of outstanding note principal amount. If thereafter, sales could not be made pursuant to the registration statement for an additional period of one (1) month, we would pay an additional $5,000 for each $250,000 of outstanding note principal amount. Accordingly, our failure to have the registration statement declared effective by February 28, 2006 has resulted in the assessment of liquidated damages in the amount of $96,000 and will continue to result in the assessment of $20,000 per month for each additional month until this registration statement is declared effective.

We are required to pay a penalty of $2,000 per day to the investors if we fail to deliver shares of our common stock upon conversion of the notes within four business days upon receipt of the conversion notice. In the event we default under the 8% notes, we have the ability to pay the resulting liquidated damages detailed above in shares of stock based on the conversion price of the notes. If we pay such liquidated damages in shares of stock, this may result in further dilution to our current investors.

If we lose the services of our president and chief executive officer, Stephen Hawksworth, or other key personnel, we may not be able to execute our business strategy effectively.

Our future success depends in large part upon the continued services of Stephen Hawksworth, our President and Chief Executive Officer. The loss of Mr. Hawksworth could harm our ability to implement our business strategy and respond to the rapidly changing needs of our customers. In addition, we believe we will need to attract, retain and motivate talented management and other highly skilled employees to be successful. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future.

Risks Specific To Our Industry

Changes in the health care delivery, financing or reimbursement systems could adversely affect our business.

The healthcare industry in the United States is entering a period of change and uncertainty. Health care organizations, public or private, may dramatically change the way they operate and pay for services. Our business is designed to function within the current health care financing and reimbursement system. While our business plan anticipates changes in the healthcare industry, we may be wrong in our projections of those changes and, therefore, fail in achieving profitable operations.

During the past several years, the health care industry has been subject to increasing levels of government regulation of, among other things, reimbursement rates and relationships with referring physicians. In addition, proposals to reform the health care system have been considered by Congress. In light of the continued increases in the cost of health care and the current economic weakness, there may be new proposals to change the health care system and control costs. These proposals, if enacted, could further increase the government's oversight role and involvement in health care, lower reimbursement rates and otherwise change the operating environment for health care companies. We cannot predict the likelihood of those events or what impact they may have on our business.

We operate in highly competitive businesses.

The healthcare industry is characterized by rapidly developing technology and increased competition. In all of our product and service lines, we compete with companies, large and small, located in the United States and abroad. Competition is strong in all of our lines without regard to the number and size of the competing companies involved. Some of our competitors and potential competitors have significantly greater financial, technical and sales resources than we do and may, in some locations, possess licenses or certificates that permit them to provide products and services that we cannot currently provide. We compete on a number of factors, including innovative products and services, customer loyalty and price.

There can be no assurance that we will not encounter increased or more effective competition in the future which could limit our ability to maintain or increase our business and adversely affect our operating results.

Our industry is competitive and as such competitive pressures could prevent us from obtaining profits, forcing us to abandon or curtail our business plan and possibly liquidate our assets.

One of the main factors in determining in whether the Company will be able to realize any profits and/or be able to continue its business plan will be whether or not the Company is able to successfully compete in the medical billing, professional, and technology services industry. The industry is highly competitive and the Company may be competing against companies with greater resources and more experience in the industry. If the Company is unable to compete in the marketplace and fails to generate any profits, the Company may be forced to liquidate its assets and any investment in our Company could be lost.

If we fail to comply with broad patient privacy and medical information security laws and regulations, we could be subject to fines and civil and criminal penalties that could negatively impact our business and operating results

As part of the operation of our business, our customers provide us, with patient-identifiable medical information. Government legislation and industry rulemaking, particularly the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and standards and requirements published by industry groups such as the Joint Commission on Accreditation of Healthcare Organizations, require the use and implementation of security, privacy and other standards and requirements for the receipt, creation, maintenance and transmission of certain electronic protected health information. Generally, HIPAA regulations directly affect what are referred to as Covered Entities. Most of our customers are Covered Entities, and we function in many of our relationships as a business associate, under business associate agreements with those customers. The federal agencies charged with enforcement authority under HIPAA have taken the position that a Covered Entity can be subject to HIPAA penalties and sanctions for certain material breaches of a business associate agreement. The penalties for a violation of HIPAA by a Covered Entity can be significant and include both civil and criminal penalties and fines and could have an adverse impact on our business, financial condition and results of operations, if such penalties ever were imposed on customers of ours due to a defect in one of our solutions or the unauthorized release of patient-identifiable medical information. We have policies and procedures that we believe assure material compliance with all federal and state confidentiality requirements for the handling of protected health information that we receive from Covered Entities and with our obligations under business associate agreements. If, however, we do not follow those policies and procedures, or if they are not sufficient to prevent the unauthorized disclosure of protected health information, we could be subject to liability and lawsuits, termination of our customer contracts or our operations could be shut down.

Moreover, because all HIPAA regulations are subject to change or interpretation and because certain other HIPAA standards are not yet published, we cannot predict the full future impact of HIPAA on our business and operations. In the event that the HIPAA regulations and compliance requirements materially change or are interpreted in a way that requires any material change to the way in which we do business, our business, financial condition and results of operations could be adversely affected.

Furthermore, states may pass legislation regulating how a patient’s medical information may be shared among payers and providers that are more stringent than the equivalent federal laws. The passage of state laws that affect information sharing may affect the ability of our customers to use our solutions, therefore reducing demand for our solutions, which would negatively impact our revenue and financial condition. We may need to incur significant costs to monitor active state legislation and to lobby legislators to prevent the passage of state legislation that would adversely affect our ability to sell our solutions.
Initiatives encouraging increased use of information technology in the healthcare sector may result in increased competition.

There are currently numerous federal, state and private initiatives and studies seeking ways to increase the use of information technology in healthcare to improve care while reducing costs. These and other initiatives may encourage more competitors to develop, sell or license solutions and services to our current and potential customers. In addition, competition from information technology solutions and services made available to healthcare payers on a not-for-profit or other low-cost basis by or on behalf of governmental entities could have an adverse impact on sales of our solutions and services. The effect that these initiatives may have on our business is difficult to predict, and we can provide no assurances that we will adequately respond to the increased competition resulting from these initiatives or that we will be able to take advantage of any resulting opportunities.

Increased government involvement in the healthcare sector may limit the ability of potential customers to purchase and use our solutions, which could reduce revenue and materially affect future growth.

Healthcare system reform in the United States under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 and other federal and state initiatives, such as a national healthcare system, could increase government involvement in healthcare, lower reimbursement rates and otherwise change the business environment of our customers and the other entities with which we have a business relationship and may limit their ability to purchase and use our solutions and services. We cannot predict whether or when future healthcare reform initiatives at the federal or state level or other initiatives affecting our business will be proposed, enacted or implemented or the impact those initiatives may have on our business, financial condition or results of operations. Our customers and the other entities with which we have a business relationship could react to these initiatives by curtailing or deferring purchases of our solutions and/or services. Additionally, government regulation could alter the manner in which physicians and other healthcare providers, hospitals, healthcare payers and other healthcare participants provide care to patients, maintain patient medical information and interact with one another, thereby limiting the utility of our solutions and services to existing and potential customers and curtailing broad acceptance of our solutions and services.

Consolidation in the healthcare industry could lead to a decrease in revenue and profitability.

Many healthcare industry participants are combining or considering combining with other participants to create fewer and larger customers and potential customers, each of which would likely have greater market power and leverage in negotiating contracts for our solutions and services. Moreover, as provider networks and managed care organizations consolidate and the number of market participants decreases, competition to provide solutions and services such as ours will become more intense, and the importance of establishing relationships with key industry participants will increase. These industry participants may try to use their market power to negotiate price reductions for our solutions and services. If we are forced to reduce our prices, our revenue would decrease and our profitability would decline.
Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business.

The industry in which we operate is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that our current employees will continue to work for us. Our ability to provide high-quality solutions to our customers depends in large part upon our employees’ experience and expertise. We must attract and retain highly qualified personnel, including doctors and nurses, with a deep understanding of the healthcare and healthcare information technology industries. We compete with a number of companies for experienced personnel and many of these companies, including customers and competitors, have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to customers and competitors who may seek to recruit them and increases the costs of replacing them. If we fail to retain our employees, the quality of our products and services and our ability to provide such products and services could diminish and this could have a material adverse effect on our business, financial condition and results of operations and as a result, the trading price of our common stock may decline.

Risks Related To Our Securities

Our securities may be subject to penny stock regulation.

If an active trading market for our securities develops and the price of our common stock falls below $5.00 per share, then we will be subject to "penny stock" regulation. "Penny stock" rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our shares of common stock. The market price of our shares would likely suffer as a result.

Our share price may be highly volatile.

The market prices of equity securities of small companies have experienced extreme price volatility in recent years not necessarily related to the individual performance of specific companies. Factors such as announcements by us, or our competitors concerning products, technology, governmental regulatory actions, other events affecting healthcare companies generally and general market conditions may have a significant impact on the market price of our shares and could cause it to fluctuate substantially.

The National Association of Securities Dealers Inc., or NASD, has adopted sales practice requirements, which may limit a stockholder's ability to buy and sell our shares.

In addition to the "penny stock" rules described above, the NASD has adopted rules requiring that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit our shareholders' ability to buy and sell our stock and which may have an adverse effect on the market for our shares.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive the proceeds from the exercise of the Warrants by the selling stockholders. We expect to use the proceeds received from the exercise of the Warrants, if any, for general working capital purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the Pink Sheets under the symbol "PFMS." Our common stock has been traded on the OTC Bulletin Board since June 19, 2003. Prior to that date, our common stock was not actively traded in the public market. For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Quarter ended	High Bid	Low Bid
August 31, 2006	$0.021	$0.01
May 30, 2006	$0.025	$0.01
February 28, 2006	$0.07	$0.018
November 30, 2005	$0.085	$0.018
August 31, 2005	$0.09	$0.065

As of August 31 , 2006, we had approximately 325 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. The transfer agent of our common stock is Cotton Wood Stock Transfer.

On October 20, 2006, the closing price of our common stock on the Pink Sheets was $0.012.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock or other securities and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

CONVERSION AND EXERCISE TRANSACTIONS

Current Capitalization As of October 10, 2006, we had outstanding

•	90,000 shares of Series C preferred stock; and

•	68,561,857 shares of common stock (not including any conversion of preferred stock assumed elsewhere in this prospectus).

As of October 10, 2006, we had warrants outstanding for the purchase of an aggregate of 2,000,000 shares of our common stock.

Outstanding shares of our Series C preferred stock carry the number of votes equal to the number of votes of all outstanding Common Stock plus one additional vote such that the holders of shares of Preferred Stock shall always constitute a majority of the voting rights of the Corporation. All of the Preferred Stock outstanding on the ninetieth day after the issuance will be redeemed on such date for the cash redemption price of $0.84 per share or a total of $75,600 for all such shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company is in the business of providing Medical Practitioners with software and associated hardware solutions, which meet or exceed security levels specified by the Health Insurance Portability and Accountability Act of 1996.

We are in the business of providing Medical Practitioners with professional and technical services, software and associated hardware solutions, which meet or exceed security levels specified by the Health Insurance Portability and Accountability Act of 1996. We generate revenue from the provision of these services to Medical Practioners, physician offices, clinics, and hospitals. Inside the medical practitioner marketplace, we focus primarily upon sole practitioners, doctors and other health providers operating in clinics of up to ten providers.

 Overview and Plan of Operation

PaperFree Medical Solutions, Inc. (the “Company”) was incorporated on January 29th, 2002 under the laws of the State of Nevada under the name of Link Media Publishing Ltd.

From the date of its incorporation to August 31, 2006 the Company has undertaken the following activity:

(1) Through an agreement dated February 15, 2002 and completed on February 22, 2002, we acquired a 100% equity interest in Business to Business Publishing Ltd. (“B2B”), a private British Columbia company involved in the publication and distribution of industry and profession specific wall planners. The agreement was in consideration of 2,600,000 (13,000,000 post forward 5:1 split, and 325,000 after the 1:40 reverse split) restricted shares of its common stock and by advancing B2B with $50,000 in long-term loans carrying no interest or fixed terms of repayment. As a result of the transaction B2B became a wholly owned subsidiary of the Company and their operations were merged.

The Company through B2B, which had no salaried employees, was considered a start-up corporation involved in the production and distribution of industry specific and special interests wall planners. Revenue was generated by B2B by selling advertising space in its wall planners. The wall planners were distributed, free of charge, to targeted professionals or individuals who comprise the industry or interest groups for which the planners were designed and produced.

(2) During the fiscal year ended February 28, 2003, our subsidiary suspended operations due to our failure to raise sufficient working capital to fund ongoing operations and our inability to attain profitable operations. We attempted to raise additional financing to fund future operations, but were not successful.

(3) On July 14, 2003, the Company completed a 5:1 stock split of its outstanding share capital in connection with the proposed acquisition of Crown Medical Systems, Inc. resulting in an increase in outstanding common shares from 6,390,367 shares to 31,951,835 shares.

(4) On September 3, 2003, the Company executed an Agreement and Plan of Merger (the “Merger Agreement”) with Crown Medical Systems, Inc. (“Crown Delaware”). Crown Delaware is a private Delaware company that provides computer software, hardware and support solutions to the health care industry.

(5) Effective December 18, 2003 the Company changed its name to Crown Medical Systems, Inc.

(6) On February 23, 2004 the Company disposed of its entire interest in the shares of Business to Business Publishing Inc. in return for the surrender for cancellation of the 13,000,000 post forward split shares of the Company issued in connection with the acquisition of Business to Business Publishing Inc.

(7) The Company, through an agreement dated January 27, 2004 acquired the rights to MD PaperFree, a proprietary EMR (Electronic Medical Record) software program used by Medical Practitioners to document patient encounters.

(8) On September 1, 2004, PaperFree, in connection with its aborted takeover of Crown Medical Systems, Inc. (Delaware) for 4,396,825 Preferred Series A shares. These Series A shares were immediately converted into 39,901,187 PaperFree common shares.

As the former management of Crown Medical Systems, Inc. (Delaware) were unable to provide financial records in a format that was economically susceptible to audit verification by an independent registered accounting firm, the PaperFree Board of Directors took formal action to abandon the investment in Crown Medical Systems, Inc. (Delaware).

(9) On September 3, 2004, the Company executed an Agreement and Plan of Merger (the “Merger Agreement”) with Crown Delaware. This Merger Agreement takes precedent over the Share Purchase Agreement executed June 20, 2004. Crown Delaware is a private Delaware company that provides computer software, hardware and support solutions to the health care industry.

As the former management of Crown Medical Systems, Inc. (Delaware) were unable to provide financial records in a format that was economically susceptible to audit verification by an independent registered accounting firm, the PaperFree Board of Directors took formal action to abandon the investment in Crown Medical Systems, Inc. (Delaware).

(10) Following the decision to abandon the Crown acquisition, PaperFree Management undertook a search for a replacement operating company. They identified a Company known as KMS Computer Services, Inc., located in Kokomo, Indiana. KMS is a provider of paper-free turnkey medical solutions for small to large multi-physician, multi-specialty offices, hospitals and integrated delivery networks.

(11) On March 1, 2005, PaperFree acquired 100 percent of the outstanding common shares of KMS Computer Services, Inc. (‘KMS”) in exchange for the issuance of 2,400,000 shares of PaperFree common stock. The results of KMS’s operations have been included in the consolidated statement of operations since that date. KMS is a provider of billing and practice management software. PaperFree is expected to be the leading provider of paper-free turnkey medical solutions for small to large multi-physician, multi-specialty offices, hospitals and integrated delivery networks.

The aggregate purchase price was 2,400,000 shares of PaperFree’s common stock valued at $3,000,000. The value of the 2,400,000 common shares issued was determined based on the market price of PaperFree’s common shares on the date of the initial agreement

(12) For the period ended August 31, 2006, the Company had total assets of $ 2,047,735 (February 28, 2006 - $2,060,015). Current Assets were comprised of cash resources of $ 181,368 (February 28, 2006 - $213,368), and Accounts Receivable of $108,140 after taking into account a bad debt allowance of $75,000 (February 28, 2006 Accounts Receivable of $68,223 net of bad debt allowance of $75,000). Current assets also includes deferred financing costs of $80,000 (February 28, 2006 - $91,667) being the original $100,000 costs associated with the callable secured notes payable net of $20,000 (February 28, 2006 - $8,333) amortization over the three year term of the notes. The cash and equivalents and Accounts Receivable represent the Company’s present source of liquidity.

Long term assets included Fixed Assets of $45,726 (February 28, 2006 $54,255) (net of accumulated depreciation of $ 120,250 (February 28, 2006 - $111,721)), goodwill of $ 1,632,502 (February 28, 2006 - $1,632,502). Total assets were $2,047,735 (February 28, 2006 -$2,060,015)

The Company’s current liabilities at August 31, 2006 totaled $ 1,345,853 (February 28, 2006 $885,058) , consisting of $ 709,744 (February 28, 2006 - $332,862) in accounts payables and accrued liabilities and $103,849 (February 28, 2006 - $103,849) in stock payable and $224,715 (February 28, 2006 $195,529) due to related parties, as well as a line of credit of $13,400 (February 28, 2006 $16,913). And mandatory redeemable preferred stock shown as a current liability item was $75,600 (February 28, 2006 - $75,600). Current liabilities also include $213,545 (February 28, 2006 - $160,305) of derivative liability associated with (1) the warrants and (2) the callable secured convertible notes payable.

Long term liabilities are comprised of the callable secured convertible notes payable of $1,000,000 (February 28, 2006 - $800,000) net of the derivative liability.

The Company is presently operating at a loss. The Company’s ability to continue as an ongoing concern is dependent on its ability to generate revenues from software sales. Failing that, the Company may need to raise additional capital, either debt or equity capital, to fund future operation and ultimately to attain profitable operation.

(13) During the Six Months ended August 31, 2006 we incurred losses of $165,585 from operations and had a net loss of $177,605 after a loss of $1,005 from marking derivatives to market, recognition of registration rights penalties of $48,000 and recording interest expense of $61,925.

(14) During the Six Months ended August 31, 2006 we intend to seek financing necessary to fund future operations and to fund our investigation, negotiation and acquisition of other business acquisition opportunities. Currently we have commitments for $500,000 of additional financing dependent upon the filing of registration statement with the Securities Exchange Commission.

Recent Accounting Pronouncements

In December 2004 the FASB issued SFAS No. 123R, Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R is a revision to SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R requires companies to recognize the fair value of stock options and other stock-based compensation to employees, including grants of employee stock options, effective January 1, 2006. SFAS No. 123R requires us to measure the cost of employee services received in exchange for stock compensation based upon the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must also be recognized as compensation expense.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (i) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle and (ii) a correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. We do not expect adoption of SFAS No. 154 to have a material effect on our results of operations or financial condition.

In June 2005, the EITF reached a consensus on EITF Issue No. 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds. This guidance requires that individual operating segments that do not meet the quantitative thresholds set forth in SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, for separate reporting may be aggregated only if the segments meet certain requirements. These requirements are applicable for fiscal years ending after October 13, 2004. The adoption of EITF Issue No. 04-10 does not affect us because we currently operate in only one segment.

In September 2005, the EITF reached consensus on EITF Issue No. 05-02, The Meaning of “Conventional Convertible Debt Instrument” in EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. EITF Issue No. 05-02 is effective for new instruments entered into and instruments modified in reporting periods beginning after June 29, 2005. We believe the adoption of EITF Issue No. 05-02 has been properly reflected in our financial statements.

At the June 15-16, 2005 EITF meeting the EITF discussed EITF Issue No. 05-04, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. EITF Issue No. 05-04 addresses how a liquidated damages clause payable in cash affects the accounting for a freestanding financial instrument subject to the provisions of EITF Issue No. 00-19. The guidance discussed (i) whether a registration rights penalty meets the definition of a derivative and (ii) whether the registration rights agreement and the financial instrument to which it pertains should be considered as a combined instrument or as separate freestanding instruments. At the September 15, 2005 EITF meeting, the EITF postponed further deliberations on EITF Issue No. 05-04, and the FASB staff requested that the FASB consider a separate Derivatives Issue Guide, or DIG, issue that addresses whether a registration rights agreement is a derivative in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging. Following the resolution of that DIG issue, the FASB staff will request that the EITF reconvene deliberations on EITF Issue No. 05-04. While EITF Issue No. 05-04 remains unresolved, we have determined that the liquidated damage clauses contained in our convertible note agreements have been properly considered and accounted for in accordance with the prevailing guidance.

In June 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting for uncertainty in tax positions. This interpretation requires the financial statement recognition of a tax position taken or expected to be taken in a tax return if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. is expected to have no impact on our financial statements.

BUSINESS
Introduction

PaperFree Medical Solutions, Inc. (the "Company") was incorporated on January 29th, 2002 under the laws of the State of Nevada under the name of Link Media Publishing Ltd. Through an agreement dated February 15, 2002 and completed on February 22, 2002, we acquired a 100% equity interest in Business to Business Publishing Ltd. ("B2B"), a private British Columbia company involved in the publication and distribution of industry and profession specific wall planners. As a result of the transaction, B2B became a wholly owned subsidiary of the Company and their operations were merged. The Company was considered a start-up corporation involved in the production and distribution of industry specific and special interests wall planners. Revenue was generated by B2B by selling advertising space in its wall planners. The wall planners were distributed, free of charge, to targeted professionals or individuals who comprise the industry or interest groups for which the planners were designed and produced. During the fiscal year ended February 28, 2003, our subsidiary suspended operations due to our failure to raise sufficient working capital to fund ongoing operations and our inability to attain profitable operations.

On July 14, 2003, the Company completed a 5:1 stock split of its outstanding share capital in connection with the proposed acquisition of Crown Medical Systems, Inc. (“Crown Nevada”) resulting in an increase in outstanding common shares from 6,390,367 shares to 31,951,835 shares. On September 3, 2003, the Company executed an Agreement and Plan of Merger (the "Merger Agreement") with Crown Medical Systems, Inc. ("Crown Delaware"). Crown Delaware was a private Delaware company that provided computer software, hardware and support solutions to the health care industry. Effective December 18, 2003 the Company changed its name to Crown Medical Systems, Inc. On February 23, 2004 the Company disposed of its entire interest in the shares of Business to Business Publishing Inc. in return for the surrender or cancellation of the 13,000,000 post forward split shares of the Company issued in connection with the acquisition of Business to Business Publishing Inc.

The Company, through an agreement dated January 27, 2004 acquired the rights to MD PaperFree, a proprietary EMR (Electronic Medical Record) software program used by Medical Practitioners to document patient encounters. On September 1, 2004, the PaperFree Board of Directors took formal action to abandon the investment in Crown Delaware as the former management of Crown Delaware were unable to provide financial records in a format that was susceptible to audit verification by an independent registered accounting firm.

Following the decision to abandon the Crown acquisition, PaperFree Management undertook a search for a replacement operating company. They identified a Company known as KMS Computer Services, Inc., located in Kokomo, Indiana. KMS was a provider of paper-free turnkey medical solutions for small to large multi-physician, multi-specialty offices, hospitals and integrated delivery networks. On March 1, 2005, PaperFree acquired 100 percent of the outstanding common shares of KMS Computer Services, Inc. (`KMS") in exchange for the issuance of 2,400,000 shares of PaperFree common stock. At this time, PaperFree turned from a development company to an operating company.

Company Overview

PaperFree Medical Solutions, Inc. is an operating business providing professional and enabling technology services to the small to mid-sized medical provider market segment. Our company, and its wholly-owned subsidiaries, has over twenty years experience with this market.

Our product-service set is an integrated medical office productivity, recording, reporting, and communications suite that is offered on a Managed Services Provision (MSP) basis. This product-service set is composed of various software applications, certain network configurations, and integrated office voice and data systems. Our proprietary knowledge is the integrated offering, the support systems and procedures, and the business model that is specific to each state in our operating area.

Our geographical focus is the central states of the continental United States; i.e. Arkansas, Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Nebraska, North Dakota, Ohio, South Dakota, Tennessee, and Wisconsin. Within those states, we focus on clients that have 10 providers or less and a total of 50 employees or less. We believe we have a distinct competency in delivering services to these clients with our solution set.

Industry Overview

PaperFree’s industry is the conversion of the medical providers’ offices to mostly digital recording, reconciling, requesting, and administering the delivery of healthcare services. Included in this industry is the delivery of Electronic Medical/Health Record (EMR/EHR), Practice Management, Customer Relationship Management, Office Productivity, and Integrated Voice & Data intra-office networks.

External Forces Shaping Our Industry.The Centers for Medicare & Medicaid Services (CMS) reported that more than $1.7 trillion was spent on healthcare in 2005, representing 16% of the U.S. Gross Domestic Product, or GDP. CMS estimates that spending will grow to $4.0 trillion by 2015, or 20% of the GDP, representing 7.2% annual growth since 2004. Healthcare costs are increasing in part due to improvements in medical technology and medical treatments, but also because of increases in general utilization of healthcare products and services. Rising healthcare costs negatively impact a wide array of constituencies, including federal and state governments, employers, consumers and healthcare providers.

The healthcare cost and workflow issue is not just a U.S.-phenomenon. All advanced developed countries are struggling with the rising cost of healthcare associated with the rising expectation of healthcare in their populace.

Total U.S. health care expenditures are projected to increase from $1.9 trillion in 2005 to $3.6 trillion in 2014, with annual increases averaging about 7%. Health spending in the U.S., at about 16% of Gross Domestic Product (GDP) in 2005, will grow to about 18.7% by 2014.
“Major Trends & Technologies Affecting the Healthcare Industry”, Plunkett Research, Ltd., October 14, 2005

The socio-economic major trends that are most pertinent to our industry are:

•
By 2014, Medicare and Medicaid will cover 49% of all healthcare spending in the United States. This rise is due to: a) The retiring baby boomer generation moving onto Medicare; and, b) The shift of privately insured to Medicaid-insured for the increasing number of individuals losing health care insurance.

•
Hospitals are re-engineering their policies, procedures, and underlying technology base to gain control of costs, contain liability exposure, and produce predictable outcomes. Estimated expenditures in the Hospital Facilities market segment in 2006 are $300B with the majority of this money being spent on information technology, communications, and workflow optimization.

•
According to a recent study by Accenture, 90% of all provider billings are over-coded, under-coded, or coded incorrectly. According to a 2004 study presented in the February 2005 issue of The Journal of Medical Internet Research, more than 75% of U.S. providers’ practices are completely or largely paper-based.

•
Increasingly, providers must comply with coding, presentation, and transmission standards set by the Health Insurance Portability and Accountability Act of 1996 (HIPAA) if they want to see payments from private and quasi-private insurance payers within 90 days.

•	All providers must comply with HIPAA standards regards patient confidentiality and data security.
•
Malpractice Insurance carriers are raising premiums, specifically, for those providers that have prescription rights but do not have the ability to check formularies, contra-indications, and medical error due to drug interactions.

•
Quality, practice, and certification authorities (i.e. JACHO, NCQA, State Boards of Health and Professional Certification, etc.) are focusing on the ability of providers to interact digitally with error-free transmission, reception, annotation, and interoperability.

Market Trends Supporting Our Industry.“There is a strong movement in the United States, the U.K., Canada and elsewhere to implement widespread use of electronic health records (EHRs). A major goal in this movement is to create Continuity of Care Records (CCRs), which would ensure that a patient’s health history could be utilized seamlessly by hospitals, primary care physicians, and specialists.” “Major Trends & Technologies Affecting the Healthcare Industry”, Plunkett Research, Ltd., October 14, 2005

“On April 26, 2004, President Bush announced the goal of assuring that most Americans have EHRs within the next 10 years. To this end, the President appointed a National Health Information Technology Coordinator to guide the “nationwide implementation of interoperable health information technology.”” “The Emergence of National Electronic Health Record Architectures in the United States and Australia”, Tracy D Gunter1, MD; Nicolas P Terry2, LLM, July 2005

The markets for software and services in the healthcare industry in the United States is set accelerate. A 1999 study by Reuters Business Insight puts spending by providers on Informatics Infrastructure and Services at 5% of revenues; with increasing spending through 2009 to a level of 10% of revenues.

“At the outset of 2004, over 90% of the physicians in the United States still use paper medical records in their practices. That percentage will be drastically reduced over the next few years as Electronic Health Records become a necessity rather than a nice-to-have.” http://www.providersedge.com/ehr_overview.htm

Findings released Wednesday [October 11, 2006] from a first-ever, comprehensive study on the use of electronic health records in the United States revealed that 24.9 percent of physicians use some form of loosely defined EHRs, although fewer than 10 perrcent employ what researchers define as “a system most likely to benefit patient care.” Health Information Technology in the United States: The Information Base for Progress

Benefits of Our Solutions

Our solution to this industry-wide issue is to deliver the business processes and integrated information technology environments to the small to mid-sized provider practice as a coherent service offering. The provider practice may take all or part of our solution which is composed of: a) Electronic Medical Record, Electronic Practice Management, Digital Productivity Solutions, and Integrated Voice and Data Office Systems; b) Provider Practice Management services that optimize productivity while minimizing non-medical costs; and, c) Specific outsource services that support targeted areas of a providers’ cash flow, technology, certification, qualification, and customer relationship management.

Our Principal Products:

Our company offers a full-service, integrated medical provider office environment to our clients. This office environment is composed of professional services (on a direct or outsource basis) and enabling technology (integrated hardware, software, and network). The product is delivered under a Master Services approach; which translates into a Managed Services Provisioning operations model.
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Figure 1: Product-Service Array

Major Customers

As of September 30, 2006 our major customers fall into three categories - Hosted Services, Managed Services Provisioning, and Revenue Cycle Management. Listed below are significant customers within each category.

Hosted Services. Personal Health Care LLP of Taylor, Michigan is a 5 clinic medical provider that is largely Doctor of Osteopathy specialty.

Oakland Gastroenterology and Oakland Colon Clinics of suburban Detroit, Michigan is a internal medicine specialty.

Managed Services Provisioning. Dr. Vorhmer of Portland, Indiana is a clinical provider of healthcare to a community.

Dr. Foley of Middletown, Indiana is a clinical provider of healthcare to a community.

Revenue Cycle Management. St. Vincent Madison County Health System, Inc. of Anderson, Indiana has retained us to manage their billing operations.

Bona Vista Programs of Kokomo, Indiana has retained us to provide revenue cycle management services.

Strategic Acquisitions and Partnerships

Strategic acquisitions and corporate partnerships are an important component of our growth strategy. We have developed a comprehensive integrated offering of related products and services as a result of acquisitions and partnerships with companies in the EMR/EHR, Office Productivity, Systems Integration, and Data Management fields. These acquisitions and partnerships can accelerate revenue growth and reduce operating costs through economies of scale. We intend to actively pursue more acquisition and partnership opportunities with companies that we believe will provide us with short and long term potential for revenue growth.

Representative Corporate Partnerships

o	We are a Certified Microsoft Partner with plans and personnel to attain Gold Status within a fairly short period of time.
o	We are a Silver Citrix Reseller Partner with personnel employed to support this offering.
o	We are a Value-Added Reseller of iMedica Electronic Medical Record and Practice Management software.
o	We are an IBM reseller, with concentration in the X-Series server line of products.
o	We are a hosted Internet Meeting and Conferencing provider using iLinc solutions.

Sales and Marketing

Our Sales & Marketing efforts are based on a 15 state market for our services and a specific customer profile. We believe that our operating experiences uniquely qualify us to serve and medical provider that matches our customer profile.

Market Size. The total market size in our target geographic area is derived from total revenues times an industry estimation of required provider spend on enabling technology and services (as a percent of revenues).

State	Provider Gross Revenues[1]	% of Available Spend on Our Services	Total Market Size[2]
Arkansas	$ 3,204,451,000	6%	$ 192,267,060
Illinois	$ 17,618,774,000	6%	$ 1,057,126,440
Indiana	$ 8,420,003,000	6%	$ 505,200,180
Iowa	$ 3,548,210,000	6%	$ 212,892,600
Kansas	$ 3,813,023,000	6%	$ 228,781,380
Kentucky	$ 5,696,853,000	6%	$ 341,811,180
Michigan	$ 13,128,663,000	6%	$ 787,719,780
Minnesota	$ 9,205,731,000	6%	$ 552,343,860
Missouri	$ 7,610,671,000	6%	$ 456,640,260
Nebraska	$ 2,260,780,000	6%	$ 135,646,800
North Dakota	$ 840,016,000	6%	$ 50,400,960
Ohio	$ 16,305,550,000	6%	$ 978,333,000
South Dakota	$ 1,108,095,000	6%	$ 66,485,700
Tennessee	$ 9,145,872,000	6%	$ 548,752,320
Wisconsin	$ 9,153,958,000	6%	$ 549,237,480
	$ 111,060,650,000		$ 6,663,639,000

1-	State Revenue Totals based on SIC/NAICS reported totals for 6211, 6212, 6213, 6214 and 621512 by State, U.S. Census 2002, Economic Survey
2-
This represents the estimated 24 month spend by providers and facilities on upgrading enabling technology and contracting services to become compliant with mandated regulatory changes in charges and medical practice management, Weighted Average (6%) across Gartner, Accenture, Ernst & Young, DHHS studies.

Table 1: Total Market Size in Target Geography

Our market penetration approach is to enlist 0.1% of total market participants in our Managed Services Provision model for Electronic Health Record, Practice Management, Office Productivity Services, and Office Environment Integrated Systems.

Market Strategy. Our general market strategy is to present a compelling alternative to existing, unbundled services both on a increased efficiency basis as well as on a value for money proposition. Our Market Positioning is to have distributed offices that contain the sales, services, and support staff such that no customer is more than 4.5 hours drive from a serving location. Given the meaningful differences in medical provider practice profiles from state-to-state as well as from specialty-to-specialty, PaperFree will adopt a multi-channel communications approach for prospective client awareness. These channels will range from presentations at local and regional medical provider conferences to direct mail campaigns that are highly targeted.

Sales Strategy. One aspect of our customer profile is our customers are highly educated but highly specialized individuals, or small groups of individuals, that are seeking to increase their productivity while eliminating time spent on non-practice tasks; i.e. technology repair, telephone programming, vendor selection for computers. Our sales proposition is based on consultive selling backed by references that share the experience of increases in ‘hands on time’, timely submission of charges, and productivity of office staff. Sales personnel are very experienced in small to mid-sized medical provider practice office systems, dynamics, business processes, and billing practices.

Competition and Competitive Position

We believe the principal competitive factors in our markets are from substitute and partial product sets; e.g.:

•	Providers with existing office technology environments purchasing software to satisfy one or more of the functional areas that we deliver;
•	Providers with extensive paper-based systems that are moving slowly into digital office environments through hosted services for one or more of the functional areas we deliver; and,
•	Local and regional hosted services providers that deliver one or more of the functional areas that we deliver.

We believe that we most closely compare to some aspect of Physician Practice Management Groups, although we concentrate on the office environment and conversion to digital technologies as opposed to the administrative outsourcing that these groups provide.

We have no found a direct (‘apples-to-apples’) competitor in our geographic region to date. We expect that, as we succeed in the market, there will be migration from both Physician Management and Hosted Services into the Managed Services Provisioning business model. At that time we will experience direct competition.

Environmental Laws

Other than general environmental regulations governing office waste, which are largely handled by our contracted service provider (e.g. Waste Management, Local Government
Refuse Carriers, and Local Government Water & Sewage authorities), PaperFree is not subject to any environmental laws.

Intellectual Property

We have four categories of intellectual property under management.

Software. We own three core software applications. DBC Practice Management is an AS/400 resident medical billing, patient scheduling, and provider certification listing application used to host medical billing services. DBC Occupational Medicine is an AS/400 resident medical billing, patient scheduling, and provider/office certification listing application tailored specifically to occupational medicine, workman’s compensation, and third party administrator requirements. We own an Electronic Medical Record software application that is in development stage due to changing requirements for EMR/EHR functionality (CCHIT).

Software Utilities. We have developed and own numerous software utilities that act as specific solutions to specific functions within the overall business process operations of a medical providers’ office; e.g. Scanning applications that attach the image to a specific patient record, Interfaces that translate patient demographics through HL-7 data standards to a target database, etc.

Coherent Business Processes. Working with our provider clients, we strive to bring all the proven business process advantages from other one-to-one customer services industries to the medical provider community. With the shift towards compensation based on outcomes, rich communications across multiple channels with the customer (patient) combined with integrated business processes that are automated to the extent possible enables the small to mid-sized medical provider practice to increase productivity and decrease costs. Through our management services, we offer complete outsourcing of core, non-medical business processed; e.g. Human Resources (under a Co-Employer Basis), Billing Management, etc.

System Integration Architectures. We have developed and implemented a series of core technical architectures that have Common Office Environment configurations, Common Infrastructure Environment configurations, and Custom Integrated Voice & Data configurations. We consider these architectures, the related integration techniques, the operations processes, and the business process reengineering knowledge and experience to be proprietary intellectual property.

Facilities

Our headquarters are in Kokomo, Indiana. We operate from two leased facilities. During the course of executing our business plan, we expect to have leased facilities in each state in which we operate.

Number of Employees

As of September 30, 2006, we employed a total of 20 full time employees. We also employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage.

Government Regulations

Our company operates in support to medical providers. Medical providers operate in a highly regulated environment with oversight, constraints, and controls in place at Federal, State, and Local levels of government. While our company is not directly regulated by these governmental entities, we are affected by regulations, legislation, and compliance ruling issued by them. As an example, we are required to support the data privacy requirements that medical providers are subject to as a result of the Health Insurance Portability and Accountability Act of 1996 (as amended and implemented). PaperFree is not a Designated Healthcare Provider (DHP), as determined by the Stark Amendment to U.S. civil code. Some of our services are subject to some legal and regulatory guidelines and rulings within the Anti-Kickback Amendment; however, most of our core offering does fulfill the ‘Safe Harbour’ test,

Industry Approvals

PaperFree is not subject to specific Industry Approvals though we intend on participating in as many Industry certification, partnership, and association programs as possible. The guiding principal will be applicability to our core market and core product-service offering.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. As of the date of this Prospectus, we are not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information concerning each of the directors and executive officers of the Company as of September 10, 2006:

Name	Age	Position
William L. Sklar	58	Chairman, Secretary and Treasurer
Stephen Hawksworth	52	President, CEO and Director
Craig S. Barrow	54	Chief Financial Officer
David L. Bailey.	66	Director
Richard Paver	46	Director
T. Marshall Wilde	42	Director

The directors are elected for one year terms that expire at the next annual meeting of shareholders. Executive officers are elected annually by the Board of Directors to hold office until the first meeting of the board following the next annual meeting of shareholders and until their successors have been elected and qualified.

William L. Sklar, has been Chairman, Secretary and Treasurer since October, 2004. Mr. Sklar has operated Willmar Management Corp., a consultancy providing business and financial services since 1988. Since 1999, he has acted as a consultant to Secure Electrans Ltd., a UK provider of domestic electric meters. Mr. Sklar sits on the Board of Directors of Pathogenics, Inc and OTC BB company. He served as director and Vice Chairman for Metro Toronto Housing Authority a Provincial-Federal board overseeing 32,000 rental units in Toronto from 1983-1989. He received a Bachelor of Commerce degree from the University of Toronto in 1970.

Stephen Hawksworth, has been President, Chief Executive Officer and a Director since August 30, 2006. Mr. Hawksworth has a diversified background in telecommunications, computing, data networks, ERP, Project/Program Management, Professional Services, Strategy and Management with pre-incorporation start-ups through Global Fortune 50 companies. Mr. Hawksworth has been in the roles of Practice Director, Partner-track Senior Manager (EY), Chief Operations Officer for a Services Start-up, and Director of Technology of a global sourcing firm. He has multiple degrees in Electronic Engineering, Computer Information Systems and a Master’s of International Management from the American Graduate School of International Management.

Craig S. Barrow, has been Chief Financial Officer since August 30, 2006. Mr. Barrow served as Vice President of Finance and Chief Financial Officer of North Coast Health Systems (1985-1986) where he restructured the organizations debt financing to significantly reduce debt service to improve profitability and cash flow. He has been launching successful technology businesses for over fifteen years. While at Owens Illinois (1973 - 1985), Craig developed an advanced computer system for reviewing and analyzing corporate reporting information. This system revolutionized the way Fortune 500 companies managed their business. Comshare commercialized this system with Mr. Barrow leading the way as Vice President of Marketing from 1986 to 1991. During that time the company’s software sales grew from around $10M to over $150M while its stock grew by over 300%. The company came to control more than 50% of the global market. From 1991 to 1996 Craig was the Principal at Barrow & Associates, a Sales and Marketing consulting firm, and worked with numerous technology companies to launch products that gained significant market share. These companies included Dun & Bradstreet, Pilot Software, IRI Software and Oracle. In 1996 Oracle hired Mr. Barrow to help launch its Data Warehousing business. Craig was responsible for Data Warehousing in the Americas. During his five years at Oracle (1996 - 2000) Data Warehousing grew to become a $1B business for the company.

David L Bailey, has been a Director since October, 2004. Mr. Bailey served as Chairman of the Board, President and Chief Executive Officer of CeriStar, Inc., a publicly traded company whose principal product is the delivery of voice, video and data services over a fiber network, from December 1999 until October 9, 2003. From May 1997 to December 1999, Mr. Bailey served as Managing Partner of DL Group, a limited liability corporation, which marketed computer software and telecommunications products. From 1993 to 1997, he was Chairman and Chief Executive Officer of VZ Corp., a software development company. Mr. Bailey has also been Chairman and Chief Executive Officer of Clyde Digital Systems and Cericor, and was the lead founder and Chief Executive Officer of Iomega, Inc.

Richard Paver, has been a Director since October, 2004. Dr. Richard Paver is a Family Practice Physician and Commander in the US Navy who currently serves as Senior Medical Officer (SMO) aboard the USS Iwo Jima. In 1988, Commander Paver was commissioned in the Medical Corps under the HPSP program, graduating from the College of Osteopathic Medicine of the Pacific in 1992. He performed his internship at Naval Hospital Camp Pendleton and completed his Residency in Family Practice in 1995. Immediately thereafter he reported for duty to Branch Medical Clinic, Sasebo, Japan where he served as staff physician. In October 1998, he reported to Naval Hospital, Okinawa, Japan where he served as Department Head of Evans and Bush Branch Medical Clinics. In July 2002, he reported to Naval Hospital, Rota, Spain where he has served in a variety of capacities of steadily increasing responsibility, and in his current role as Director of Medical Services since June 2004. Dr. Paver is an actively practicing physician with both outpatient and in-patient responsibilities, including obstetrics. He brings an interest and experience in performance improvement activities such as: IM/IT utilization in the practice setting; HIPPA implementation; cost, productivity and workload analyses; JCAHO sustainment and coding. Current appointments include the Executive Committee of the Medical Staff and the Executive Steering Committee. He has maintained board certification with the American Academy of Family Practice since 1995 with re-certification in July 2001.

T. Marshall Wilde, has been a Director since June, 2005. Mr. Wilde is Vice President Sales, for Clarity Systems, a Toronto based software company. From September 2002 to April 2005 he was country manager for Sybase Inc. Canada, a database company. Previously from September 2000 to September 2002 is served as Director, field Operation for SAP. From 1995 to 2000 hew was a Senior Account Executive with J.D. Edwards. He serves as a board member of Grenville Gold Corporation (TSX).

Appointment of New President and Chief Executive Officer

On August 24, 2006, Stephen Hawksworth was appointed President and Chief Executive Officer and elected a Director, replacing William L. Sklar who had served as President and Chief Executive Officer from November 19, 2005 to August 24, 2006. On the same date, Mr. Sklar resigned as President and Chief Executive Officer and remains as Chairman of the Board of Directors, Corporate Secretary and Treasurer.

Appointment of new Chief Financial Officer

On August 24, 2006, Craig S. Barrow was appointed Chief Financial Officer, replacing William L. Sklar who had served in that position from July 9, 2004 to August 24, 2006.

CODE OF ETHICS

The Board of Directors adopted a code of ethics on August 24, 2006. A copy may be obtained by sending a written request to the Company or visiting our web site at http://www.mdpaperfree.com.

DIRECTORS’ COMPENSATION

Directors receive no additional compensation for serving on the Board.

Executive Officers' Compensation

The following table sets forth information for the three most recently completed fiscal years concerning the compensation of: (i) the Chief Executive Officer; and (ii) all other executive officers of the Company who earned over $100,000 in salary and bonus in the fiscal year ended February 28, 2006. We refer to these individuals in this prospectus as the "Named Executive Officers."

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
					Awards		Payout $
Name & Position	Year	Salary ($)	Bonus ($)	Other Annual Comp.	Restricted Stock Award(s) ($)	Securities underlying options/ SARs (#)	LTIP Payouts ($)	All other Comp.
William L. Sklar, President & Director	2006	$10,000	0	0	0	0	0	0
	2005	$20,000	0	0	0	0	0	0
	2004	0	0	0	0	0	0	0

Brian Knight, Former Director	2006	0	0	0	0	0	0	0
	2005	$5,000	0	0	0	0	0	0
	2004	0	0	0	0	0	0	0

Kim Allbaugh, (Subsidiary - President KMS)	2006	$125,739

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years we have not been a party to any transactions, or proposed transactions in which any following person related to us had or is to have a direct or indirect material interest.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of October 11, 2006, 2006 by (i) all persons who are known to us to be beneficial owners of five percent or more of the common shares, (ii) each of our Directors, (iii) the Named Executive Officers named in the Executive Compensation section of this prospectus and (iv) all current Directors and executive officers as a group.

Beneficial Owner	Number of Shares Beneficially Owned	Percent
Management Systems International, LLC	4,741,667	7.0%
6724 Amposta Drive
El Paso, Texas, 79912
MJK Consolidated Enterprises, LLC	4,741,667	7.0%
106 Shaddow Bend Lane
Carey, North Carolina, 27511
William L. Sklar	1,944,643	2.8%
513 Roselawn Avenue
Toronto, Ontario, Canada, M5N 1K2
Marshall T. Wilde	20,167	%
55 Lombard Street, Suite 209
Toronto, Ontario, Canada, M5C 2R7

Directors and executive officers as a group (8 persons)	11,448,144	16.5%

SELLING STOCKHOLDERS

We have prepared this prospectus to allow the selling stockholders or their pledges, donees, transferees or other successors in interest, to sell up to 19,428,000 shares of our common stock, 175,000 of which are already acquired and 19,253,000 of which they may acquire through conversion of convertible notes. All of the common stock offered by this prospectus is being offered by the selling stockholders for their own accounts. The selling stockholders are investors from our November 2005 private placement, and investors who received shares of our stock upon our acquisition of Doctors Billing Corporation

Beneficial Owner	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Offered by this Prospectus	Shares Beneficially Owned after the Offering (2)
			Number	Percent
AJW Partners, LLC (1)(3)	0	2,287,337	0	*
AJW Qualified Partners, LLC (1)(3)	0	6,277,873	0	*
AJW Offshore, Ltd. (1)(3)	0	10,398,930	0	*
New Millennium Capital Partners II, LLC (1)(3)	0	288,860	0	*
Andrew Scherbel (4)	175,000	175,000	0	*

				*

* less then 1%

The number of shares set forth in the table for the selling stockholders represents an estimate of the number of shares of common stock to be offered by the selling stockholders. The actual number of shares of common stock issuable upon conversion of the notes and exercise of the related warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time including, among other factors, the future market price of the common stock. Under the terms of the notes, if the notes had actually been converted on October 20, 2006, the conversion price would have been $.0066.

Under the terms of the notes and the related warrants, the notes are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of notes or unexercised portions of the warrants) would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling stockholders exceeds the number of shares of common stock that the selling stockholders could own beneficially at any given time through their ownership of the notes and the warrants. In that regard, the beneficial ownership of the common stock by the selling stockholders set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Because the number of shares of common stock issuable upon conversion of the convertible notes is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued upon conversion will fluctuate daily and cannot be determined at this time. However the selling stockholders have contractually agreed to restrict their ability to convert or exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by them and their affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.

(1) Amounts assume the sale of all of the shares offered by the selling stockholders.

(2) The selling stockholders are affiliates of each other because they are under common control. AJW Partners, LLC is a private investment fund that is owned by its investors and managed by SMS Group, LLC. SMS Group, LLC, of which Mr. Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Partners, LLC. AJW Offshore, Ltd., formerly known as AJW/New Millennium Offshore, Ltd., is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II, LLC, of which Mr. Cory S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Offshore, Ltd. AJW Qualified Investment Partners, LLC, formerly known as Pegasus Capital Partners, LLC, is a private investment fund that is owned by its investors and managed by AJW Manager, LLC. AJW Manger, LLC, of which Mr. Corey S. Ribotsky and Mr. Lloyd A. Groveman are the fund managers, has voting and investment control over the shares listed below owned by AJW Qualified Partners, LLC. New Millennium Capital Partners II, LLC, is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II, LLC, of which Mr. Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by New Millennium Capital Partners II, LLC. We have been notified by the selling stockholders that they are not broker-dealers or affiliates of broker-dealers and that they believe that they are not required to be broker-dealers.

(3) Represents shares of common stock issued in connection with the September 28, 2006 acquisition of Doctors Billing Corporation

DESCRIPTION OF SECURITIES

The descriptions in this section and in other sections of this prospectus of our securities and various provisions of our articles of incorporation and our bylaws are limited solely to descriptions of the material terms of our securities, articles of incorporation and bylaws. Our articles of incorporation and bylaws have been filed with the SEC as exhibits to this registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share. As of August 31, 2006, 69,385,367 shares of our common stock were issued and outstanding. This excludes shares of common stock reserved for issuance upon exercise of options and shares of common stock reserved for issuance upon exercise of warrants.

Common Stock

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of our common stock has a pre-emptive right to subscribe for any of our securities, nor are any common stock subject to redemption or convertible into other of our securities. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable.

Each share of common stock is entitled to one vote with respect to the election of any Director or any other matter upon which stockholders are required or permitted to vote. Holders of the Class C Preferred Stock votes a majority of all classes of voting securities. Therefore, the holders of the Class C shares voting for the election of Directors may elect all of the Directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Cottonwood Stock Transfer, Salt Lake City, Utah.

PLAN OF DISTRIBUTION

We are registering a total of 19,428,000 shares of our common stock that are being offered by the selling stockholders. As used in this prospectus, "selling stockholders" includes the pledgees, donees, transferees or others who may later hold the selling stockholders' interests in the common stock. We will not receive the proceeds from the sale of the shares by the selling stockholders.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

ྈ ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

ྈ block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

ྈ purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

ྈ an exchange distribution in accordance with the rules of the applicable exchange;

ྈ privately negotiated transactions;

ྈ broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

ྈ a combination of any such methods of sale; and

ྈ any other method permitted pursuant to applicable law.

The shares may also be sold pursuant to Rule 144 or Regulation S. However, the selling stockholders may not use this registration statement to cover the resale of shares that are not issuable shortly after the effectiveness of this registration statement. As described previously in this registration statement, the investors are obligated to purchase to purchase an additional $1.6 million of our 8% notes and warrants to purchase 800,000 shares of our common stock within five days following the date this registration statement is declared effective by the Securities and Exchange Commission and upon satisfaction of additional conditions by the Company. Therefore, this registration statement covers the shares of common stock underlying the notes purchased after the effectiveness of this registration statement pursuant to the terms of the securities purchase agreement. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker/dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling stockholders may be required to make in respect of such liabilities.

Post-effective Registration Statement Necessitated By Future Sales.

To the extent required, we will file a post-effective registration statement from time to time to describe a specific plan of distribution. In connection with distributions of such shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealer or other financial institutions. In connection with these transactions, broker-dealer or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell our common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institution of the shares offered in this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge their shares to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

In effecting sales, brokers, dealers or agents engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated prior to the sale. These brokers or dealers, the selling stockholders, and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

If a selling stockholder enters into an underwriting agreement, the relevant details will be set forth in a post-effective amendment to the registration statement, rather than a prospectus supplement.

Other Information Regarding Future Sales

In order to comply with the securities laws of some states, if applicable, the shares being offered in this prospectus must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states shares may not be sold unless they have been registered or qualified for sale in the applicable state or a seller complies with an available exemption from the registration or qualification requirement.

We will make copies of this prospectus available to the selling stockholders and will inform them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against some liabilities, including liabilities arising under the Securities Act.

Payment of Expenses

We will pay all the expenses related to the registration of the shares offered by this prospectus, which are expected to total approximately $50,000, except for any underwriting, brokerage or related fees, discounts, commissions or the fees or expenses of counsel or advisors to the selling stockholders.

LEGAL MATTERS

The validity of the issuance of the common shares offered hereby has been passed upon for us by Sonfield & Sonfield, Houston, Texas.

EXPERTS

The financial statements as of August 31, 2006 and for the year ended February 28, 2006, included in this Prospectus have been so included in reliance on the report of Malone & Bailey LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act, in connection with the offering of the common stock by the selling stockholders. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of ours, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may review a copy of the registration statement, including exhibits, at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC.

Our SEC filings and the registration statement can also be reviewed by accessing the SEC's Web site at http://www.sec.gov, which contains reports, and information statements and other information regarding registrants that file electronically with the SEC.

 [BACK COVER PAGE OF PROSPECTUS]

PAPERFREE MEDICAL SOLUTIONS, INC.

19,428,000 Shares of
Common Stock

PROSPECTUS

_________, 2006

PART II

Information Not Required in Prospectus

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation, as amended, provide to the fullest extent permitted by Nevada law, that our directors and executive officers shall be entitled to indemnification from us for acts and omissions taking place in connection with their activities as directors or executive officers.

Furthermore, our Bylaws provide for that we may indemnify our directors, officers, employees and agents in most cases for any liability suffered by them or arising out of their activities as our directors, officers, employees or agents if they were acting in good faith and in a manner that such individual reasonably believed to be in our best interest.

We believe that the indemnification provisions contained in each of our Articles of Incorporation, as amended, and our Bylaws, are necessary to attract and retain qualified persons as directors and officers.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the common stock being registered hereby. All amounts are estimates. No portion of these expenses will be paid by the selling shareholders.

Item	Amount
SEC Registration Fees	$650

Legal fees and expenses	$50,000

Accounting fees and expenses	$10,000

Miscellaneous expenses	$2,000
Total	$62,650

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

The following is a summary of the transactions by Registrant during the last three years involving sales of Registrant's securities that were not registered under the Securities Act. Each sale was exempt from registration under the Securities Act pursuant to Section 4(2) thereof. The Registrant believes that the transactions were exempt because the recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information. All recipients were sophisticated investors except for certain investors in transaction (1) described below, who were provided access to a professional investment adviser in order to obtain such sophistication. In addition, all recipients were introduced to the Registrant through other investors in the Registrant, and at no time did Registrant conduct a general solicitation.

(1) In April 2005, we issued 32,249,947 shares

ITEM 27. EXHIBITS.

The following Exhibits are attached hereto and incorporated herein by reference:

Exhibit No. Description

3.1	Articles of Incorporation of the Registrant**

3.3	Amendment to Articles of Incorporation of the Registrant**

4.1	Securities Purchase Agreement dated **

4.2
Form of Callable Secured Convertible Note. (Incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on November 23, 2005 with the Securities and Exchange Commission)**

4.3	Form of Stock Purchase Warrant. (Incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on November 23, 2005 with the Securities and Exchange Commission)**

4.4
Registration Rights Agreement dated November 17, 2005 by and between the Registrant and the investors set forth therein. (Incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed on November 23, 2005 with the Securities and Exchange Commission)**

4.6
Security Agreement dated November 17, 2005 by and between the Registrant and the investors set forth therein. (Incorporated by reference to Exhibit 10.6 of the Registrant's Current Report on Form 8-K filed on November 23, 2005 with the Securities and Exchange Commission)**

5.1	Opinion of Sonfield & Sonfield*

10.1	2005 Consultant Stock Plan (Incorporated by reference to Exhibit 99.1 of the Registrant's Registration Statement on Form S-8 filed on December 1, 2005 with the Securities and Exchange Commission)**

10.2	Employment Contract with Stephen Hawksworth dated March 6, 2006**

10.3	Employment Contract with Craig S. Barrow dated August 28, 2006**

10.4	Services Contract with St. Vincent Madison County Health System, Inc. d/b/a Saint John's Health System dated May 17, 2006**

13.1	Form 10-QSB for the Second Quarter, ending August 31,2006, of Fiscal Year 2007**

21.1	List of Subsidiaries of the Company

23.1	Consent of Malone & Bailey LLP**

*Consent of Sonfield & Sonfield (included as part of Exhibit 5.1) **To be filed on amendment at a later date

ITEM 28. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to:

1.    file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) include any additional or changed material information on the plan of distribution.

2.    for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering thereof.

3.    file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the termination of the offering.

4.    for determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

                  (i)    any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (ss.230.424 of this chapter);

                  (ii)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

                  (iii)    the portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

                  (iv)    any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of the filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kokomo, Indiana, on October 23, 2006.

PaperFree Medical Solutions, Inc.

By:	/s/ Stephen Hawksworth
Stephen Hawksworth President & Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Stephen Hawksworth	President, Chief Executive Officer and Director (Principal Executive Officer)	October 23, 2006
/s/ Craig S. Barrow	Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer)	October 23, 2006
/s/ William L. Sklar	Director, Chairman	October 23, 2006
/s/ David Bailey	Director	October 23, 2006
/s/ Richard Paver	Director	October 23, 2006
/s/ T. Marshall Wilde	Director	October 23, 2006